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MAR 26 2008

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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8-15313

ANNUAL AUDITED REPORT
FORM x-17A-5
PART III

SEC FILE NUMBER
8 -04806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) **AND ENDING** 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Service Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and Street)

West Palm Beach (City) — Florida (State) — 33065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Becker, Sr. — (561) 835-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 S. Biscayne Blvd., Suite 400 (Address) — Miami (City) — Florida (State) — 33131 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/2

MUTUAL SERVICE CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of LPL Investment Holdings Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, David C. Becker, swear that, to the best of my knowledge and belief, the accompanying consolidated financial statements pertaining to Mutual Service Corporation and subsidiary (the "Company") for the period from June 21, 2007 through December 31, 2007 (successor) and for the period from January 1, 2007 through June 20, 2007 (predecessor) and supplemental schedule as of December 31, 2007, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

D C Becker — 3.20.08

Signature — Date

Vice President/CFO

Title

Subscribed and sworn to before me this 20 day of March, 2008.

Deb A Paules

Notary Public

OFFICIAL SEAL
Notary Public, North Carolina
County of Mecklenburg
DEBORA S. PAULES
My Commission Expires March 1, 2009

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mutual Service Corporation
West Palm Beach, Florida

We have audited the accompanying consolidated statement of financial condition of Mutual Service Corporation and subsidiary (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2007, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the period from June 21, 2007 through December 31, 2007 (successor), and for the period from January 1, 2007 through June 20, 2007 (predecessor) that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the period from June 21, 2007 through December 31, 2007 (successor) and for the period from January 1, 2007 through June 20, 2007 (predecessor) in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic consolidated financial statements taken as a whole.

As discussed in note 2 to the accompanying consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.*

Deloitte & Touche LLP

March 17, 2008

MUTUAL SERVICE CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of LPL Investment Holdings Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(Dollars in thousands, except par value)

ASSETS

CASH AND CASH EQUIVALENTS	$25,843
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	50
RECEIVABLE FROM:	
Product sponsors, broker-dealers, and clearing organizations	3,840
Others — net of allowances of $31	688
FIXED ASSETS — Net of accumulated depreciation and amortization of $134	671
GOODWILL	6,976
INTANGIBLE ASSETS — Net of accumulated amortization of $1,356	50,044
TRADEMARK AND TRADE NAME — Net of accumulated amortization of $179	1,521
PREPAID EXPENSES	1,314
OTHER ASSETS	7,372
TOTAL	$98,319

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued commissions and advisory fees payable	$ 6,380
Accounts payable and accrued liabilities	11,330
Due to affiliate — net	3,286
Unearned revenue	1,982
Total liabilities	22,978
COMMITMENTS AND CONTINGENCIES (Notes 8 and 12)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 50,000 shares authorized; 2,280 shares issued and outstanding	2
Additional paid-in capital	80,544
Accumulated deficit	(5,205)
Total stockholder's equity	75,341
TOTAL	$98,319

See accompanying notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of LPL Investment Holdings Inc.)

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD FROM JUNE 21, 2007 THROUGH DECEMBER 31, 2007 (SUCCESSOR)
AND FOR THE PERIOD FROM JANUARY 1, 2007 THROUGH JUNE 20, 2007 (PREDECESSOR)
(Dollars in thousands)

	June 21 through December 31 (Successor)	January 1 through June 20 (Predecessor)
NET REVENUES:		
Commissions	$ 82,982	$ 79,477
Advisory fees	27,141	27,394
Asset-based fees	3,443	3,083
Transaction and other fees	4,021	4,612
Interest income	779	924
Other — net	1,008	1,023
Total net revenues	119,374	116,513
EXPENSES:		
Commissions and advisory fees	97,770	92,535
Compensation and benefits	9,783	10,699
Regulatory fees and expenses	2,065	1,962
Depreciation and amortization	1,670	135
Occupancy and equipment	1,647	2,042
Brokerage, clearing, and exchange	1,513	1,567
Promotional	1,350	1,656
Professional services	817	1,175
Travel and entertainment	627	556
Communications and data processing	372	387
Other	269	231
Total expenses	117,883	112,945
INCOME BEFORE PROVISION FOR INCOME TAXES	1,491	3,568
PROVISION FOR INCOME TAXES	696	1,829
NET INCOME	$ 795	$ 1,739

See accompanying notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of LPL Investment Holdings Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM JUNE 21, 2007 THROUGH DECEMBER 31, 2007 (SUCCESSOR) AND
FOR THE PERIOD FROM JANUARY 1, 2007 THROUGH JUNE 20, 2007 (PREDECESSOR)
(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
BALANCE — January 1, 2007 (Predecessor)	$ 2	$ 15,988	$ 16,437	$ 32,427
Cumulative effect of change in accounting principal upon adoption of FIN 48 — net of tax benefit of $414 (Note 7)			(1,577)	(1,577)
Net income			1,739	1,739
Dividends			(12,700)	(12,700)
BALANCE — June 20, 2007 (Predecessor)	2	15,988	3,899	19,889
Purchase accounting adjustments from acquisition by LPL Holdings, Inc.		64,556	(3,899)	60,657
BALANCE — June 21, 2007 (Successor)	2	80,544		80,546
Dividends			(6,000)	(6,000)
Net income			795	795
BALANCE — December 31, 2007 (Successor)	$ 2	$ 80,544	$ (5,205)	$ 75,341

See accompanying notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of LPL Investment Holdings Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JUNE 21, 2007 THROUGH DECEMBER 31, 2007 (SUCCESSOR)
AND FOR THE PERIOD FROM JANUARY 1, 2007 THROUGH JUNE 20, 2007 (PREDECESSOR)
(Dollars in thousands)

	June 21 through December 31 (Successor)	January 1 through June 20 [Predecessor]
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 795	$ 1,739
Adjustments to reconcile net income to net cash provided by operating activities — noncash items:		
Benefits received under retention plans of affiliate (Note 10)	5,382	
Depreciation and amortization	1,670	135
Loss on disposal of fixed assets	34	
Deferred income tax provision		(270)
Purchase price adjustment	112	
Changes in operating assets and liabilities (net of effect of purchase adjustments from acquisition):		
Receivable from product sponsors, broker-dealers and clearing organizations	(1,281)	1,949
Receivable from others — net	(515)	(114)
Prepaid expenses	(354)	626
Other assets	616	(72)
Accrued commissions and advisory fees payable	(87)	34
Accounts payable and accrued liabilities	(1,141)	2,808
Due to affiliate	3,285	(5,436)
Unearned revenue	(978)	436
Net cash provided by operating activities	7,538	1,835
CASH FLOWS FROM INVESTING ACTIVITIES — Capital expenditures	(252)	(227)
CASH FLOWS FROM FINANCING ACTIVITIES — Dividends	(6,000)	(12,700)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,286	(11,092)
CASH AND CASH EQUIVALENTS — Beginning of period	24,557	35,649
CASH AND CASH EQUIVALENTS — End of period	$ 25,843	$ 24,557
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Income taxes paid	$ 202	$ 5,426
NONCASH DISCLOSURE —		
Step up in basis of assets due to acquisition (Note 3)	$ 60,657	

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007, AND FOR THE PERIOD FROM JUNE 21, 2007 THROUGH DECEMBER 31, 2007 (SUCCESSOR), AND FOR THE PERIOD FROM JANUARY 1, 2007 THROUGH JUNE 20, 2007 (PREDECESSOR)

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Mutual Service Corporation ("MSC"), a Michigan corporation, was incorporated in 1969. Contemporary Financial Solutions, Inc. ("CFS"), a Delaware corporation, is a wholly owned subsidiary of MSC and was incorporated in 2002. MSC and CFS (collectively referred to herein as the "Company") are introducing broker-dealers registered with the Securities and Exchange Commission (SEC) and are members of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks, and bonds and serves a network of independent financial advisors ("FAs") throughout the United States. In December 2007, CFS ceased operations.

The Company is a wholly owned subsidiary of Pacific Select Group LLC ("PSG"). On June 20, 2007, LPL Holdings, Inc. ("LPLH") and LPL Investment Holdings Inc. ("LPLIH") acquired PSG and its wholly owned subsidiaries (the "acquisition") from Pacific Life Insurance Company ("Pacific Life" or "seller"). In connection with the acquisition, PSG changed its name to LPL Independent Advisor Services Group LLC ("IASG"). In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* ("SFAS 141"), the acquisition has been accounted for under the purchase method of accounting. IASG's immediate parent is LPLH, which is a wholly owned subsidiary of LPLIH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals, and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ materially from those estimates.

Predecessor and Successor Presentation — As discussed in Note 1, the Company was acquired by LPLH and LPLIH on June 20, 2007, under the purchase method of accounting. Activities as of June 20, 2007, and for the prior period presented are those of the Predecessor. Activities for the period from June 21, 2007 through December 31, 2007 are those of the Successor.

Consolidation — The Company consolidated its subsidiary for which it has a controlling interest as defined by and in accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements*. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents — Cash and cash equivalents are composed of interest and non-interest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, which are not required to be segregated under federal or other regulations.

Receivable From Product Sponsors, Broker-Dealers and Clearing Organizations — Receivable from product sponsors, broker-dealers and clearing organizations primarily consists of commission and transaction-related receivables.

Receivable From Others — Receivable from others primarily consists of other accrued fees from product sponsors, advances to FAs, an employee note, and vendor refunds. The Company periodically extends credit to its FAs in the form of commission advances and other loans. The decisions to extend credit to FAs are generally based on either the FAs credit history, his or her ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts based on its best estimate that takes into account the FAs registration status and the specific type of receivable. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Fixed Assets — At the time of the acquisition, furniture, equipment, computers, purchased software, and leasehold improvements were recorded at current replacement cost in accordance with SFAS 141. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 12 years. Equipment, furniture, fixtures, computers, and purchased software are depreciated over periods of three to seven years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Goodwill — Goodwill represents the cost of the Company in excess of the fair value of net tangible assets and other intangible assets recorded at acquisition date. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized, but tested annually for impairment or more frequently if certain events having a material impact on the Company's value occur. No impairment occurred for the period from June 21, 2007 through December 31, 2007 (Successor) or for the period from January 1, 2007 through June 20, 2007 (Predecessor).

Intangible Assets — Intangible assets, which consist primarily of relationships with FAs and product sponsors, are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the remaining useful lives of intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are also tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* ("SFAS 144"). An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value. No impairment occurred for the period from June 21, 2007 through December 31, 2007 (Successor).

Trademark and Trade Name — The Company's business is highly dependent on the revenues generated from its FAs, and, as a result, expenditures are regularly made to market the Company's trademark and trade name to them. The Company's trademark and trade name have an expected useful life of five years and therefore are amortized over this same period in accordance with SFAS No. 142. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset group, is recognized if the value, estimated using this approach and other market factors if applicable, is less than the corresponding carrying value. No impairment occurred for the period from June 21, 2007 through December 31, 2007 (Successor).

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing broker on a fully disclosed basis. Commission

revenue and expense related to customers' securities transactions, and securities transactions of the Company, are recorded on a trade-date basis. Fees paid to the clearing broker are recorded as expenses when incurred. As of December 31, 2007, the Company held no securities other than those reflected as cash equivalents.

Investment — In 2002, the Company entered into a joint venture with Wells Fargo Ventures, LLC to form a company that offers residential mortgage loan products. The Company has a 49.9% and 25.0% ownership interest in Series A and Series B stock, respectively, in Mutual Services Mortgage, LLC (the "Joint Venture"). The Company accounts for its investment in the Joint Venture under the equity method of accounting, as the Company has non-controlling and non-majority owned interest in the entity. The Company's portion of loss in the investment was $900 for the period from June 21, 2007 through December 31, 2007 (Successor) and $8,500 for the period from January 1, 2007 through June 20, 2007 (Predecessor), which is recorded in other revenue in the accompanying consolidated statements of income. For the periods from June 21, 2007 through December 31, 2007 (Successor) and from January 1, 2007 through June 20, 2007 (Predecessor), the Company received $17,000 and $8,700, respectively, in distributions from the Joint Venture. Investment in the Joint Venture amounted to $76,500 at December 31, 2007. The Company's investment in the Joint Venture is included in other assets in the accompanying consolidated statement of financial condition.

Unearned Revenues — Unearned revenues also consist of insurance and registration payments received in advance from representatives. These funds are recognized as revenue when earned by the Company over the respective insurance and registration terms.

Legal Reserves — The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying consolidated statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to future legal expenses, the amount of the claim, the amount of the loss in the customer's account, the basis and validity of the claim, the possibility of wrongdoing on the part of an FA, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded as professional services in the accompanying consolidated statements of income.

Revenue Recognition Policies:

Commissions — The Company records commissions received from mutual funds, annuities, insurance, equity, fixed income, direct investments, and option transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as earned as a percentage of assets under management over the period for which services are performed. Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by FAs directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. These estimates are based on a number of factors, but primarily on the volume of similar transactions for the same period for which cash has been received. Because the Company records commissions expense based upon standard payout ratios for each product as it accrues for commission revenue, any adjustment between actual and estimated commission revenue will be offset in part by the corresponding adjustment to commission expense.

Advisory and Asset-Based Fees — The Company charges investment advisory fees based on a customer's portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the period in which such fees

are earned. Advisory fees collected in arrears are recorded as earned. Asset-based fees are primarily derived from the Company's marketing, sub-transfer agency agreements, and customer cash sweep products and are recorded and recognized ratably over the period in which services are provided.

Transaction and Other Fees — The Company charges transaction fees for executing noncommissionable transactions on customer accounts. Transaction-related charges are recognized on a trade-date basis. Other fees relate to services provided and other account charges generally outlined in the Company's agreements with its FAs and customers. Such fees are recognized as services are performed or as earned, as applicable. In addition, the Company offers various software-related products that are charged on a subscription basis. Fees are recognized over the subscription period.

Interest Income — The Company earns interest income from its cash and cash equivalents.

Compensation and Benefits — The Company records compensation and benefits for all cash and deferred compensation, benefits, and related taxes as earned by its employees. In compensation and benefits, the Company also includes fees earned by temporary employees and contractors who perform similar services to those performed by the Company's employees, primarily software development and project management activities. Temporary employee and contractor services of $591,000 and $260,000 were incurred for the period from June 21, 2007 through December 31, 2007 (Successor) and for the period from January 1, 2007 through June 20, 2007 (Predecessor), respectively.

Income Taxes — In preparing the consolidated financial statements, the Company estimates the income tax expense based on the various jurisdictions where the Company conducts business. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, and newly enacted statutory, judicial, and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to the Company's operating results for any particular reporting period.

In connection with the acquisition, the Company is included in the consolidated federal and certain state income tax returns filed by LPLIH.

On December 21, 2007, the Company entered into a new income tax sharing agreement with LPLH and LPLIH. In accordance with the terms of the agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company would have shown on its consolidated financial statements if it had filed separate consolidated financial statements in accordance with GAAP, less the amount of income tax benefit associated with items that are excluded from the calculation of the total provision for income taxes under SFAS 109, *Accounting for Income Taxes* ("SFAS 109"). Since the agreement calls for a cash settlement based on the total income tax provision, the Company will no longer reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities. The Company had $447,000 payable to LPLH under this agreement as of December 31, 2007, which has been included in due to affiliate in the accompanying consolidated statement of financial condition.

The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48") at the beginning of fiscal year 2007 which clarifies the accounting uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 requires the Company to recognize in the financial statements the tax effects of a position only if it is "more-likely than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. As a result of the implementation of FIN 48, the

Company recorded an additional reserve for uncertain tax positions in the amount of $1.58 million, net of an income tax benefit received of $414,000. This charge was accounted for as a cumulative effect of change in accounting principle, recorded directly to the Company's retained earnings. See Note 7 for additional details regarding the Company's uncertain tax positions.

Prior to June 20, 2007, the Company was included in the consolidated federal income tax return and combined California franchise tax return of Pacific Mutual Holding Company, the Company's predecessor ultimate parent. The Company was allocated an expense or benefit under a tax-sharing arrangement based principally on the effect of including its operations in the consolidated provision. Deferred income taxes were provided on elements of income that were recognized for financial reporting purposes in periods different from the period such items were recognized for income tax purposes. The principal elements of deferred income taxes were related to differing accounting and tax treatment for reserves and allowances, depreciation, net operating losses, and deferred rent.

Fair Value of Financial Instruments — The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Commitments and Contingencies — The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company's income tax returns filed with the Internal Revenue Service and state and local tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of FIN 48.

Recently Issued Accounting Pronouncements — In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51* ("SFAS 160"), which improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary, SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption of SFAS 160 is not permitted. The Company is currently evaluating the impact, if any, that the adoption of SFAS 160 will have on its consolidated statements of financial condition, results of operations, and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements in a business combination for how the acquirer: recognizes and measures in the Company's consolidated financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration (e.g., by contract alone or through the lapse of minority veto rights). SFAS 141(R) will be applied prospectively to business combinations for which the acquisition date occurs on or after December 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities— Including an amendment of FASB Statement No. 115* ("SFAS 159"). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its consolidated statements of financial condition, results of operations, and cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements, which is expected to result in increased consistency and comparability in fair value measurements and disclosures. Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Position No. FAS 157-1 and No. FAS 157-2, which scope out the lease classification measurements under SFAS No. 13, *Accounting for Leases*, from SFAS 157 and delays the effective date on SFAS 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. The provisions of FAS 157 are not expected to have a material impact on the Company's consolidated financial condition, results of operations or cash flows; however, additional disclosures will be required.

3. ACQUISITION

On June 20, 2007, LPLH and LPLIH acquired all the outstanding membership interests in PSG and its wholly owned subsidiaries. This strategic acquisition was designed to grow LPLIH's position as a leading independent broker-dealer in the United States. In accordance with SFAS 141, the acquisition has been accounted for under the purchase method of accounting, which required the goodwill and other intangibles created from such transaction be pushed down to the companies acquired. The purchase method of accounting also required that all assets and liabilities purchased be recorded at fair market value at the date of acquisition. The preliminary purchase price allocations are subject to adjustment as additional information is obtained.

The purchase price has been allocated as follows (in thousands):

	Successor Basis	Step up in Basis	Predcessor Basis
Assets and liabilities acquired	$ 20,358	$ 12,142	$ 8,216
Intangibles	51,400	51,400	-
Trademark and trade name	1,700	1,700	-
Goodwill	7,088	(4,585)	11,673
Total	$ 80,546	$ 60,657	$ 19,889

The amount recorded as intangible assets and trademark and trade name were determined using the discounted value of expected future earnings from customer relationships. Intangible assets will be amortized on a straight-line basis over the expected useful life of 20 years while trademark and trade name was determined to have an expected useful life of five years. Both intangibles assets and trademark and trade name are amortized over their expected useful lives in accordance with SFAS 142.

Goodwill in the amount of $7.09 million was assigned for the excess purchase price over the value of assets and liabilities assumed and other intangibles recorded at acquisition. In accordance with SFAS 142, goodwill will not be amortized, but reviewed at least annually for impairment.

Subsequent to the purchase, the Company settled an outstanding state tax audit. This settlement, which was favorable to the Company, resulted in a $112,000 reduction to goodwill.

4. FIXED ASSETS

The components of fixed assets are as follows (in thousands):

Computers and software	$ 369
Furniture and equipment	378
Leasehold improvements	58
Total fixed assets	805
Accumulated depreciation and amortization	(134)
Fixed assets — net	$ 671

Depreciation and amortization expense for fixed assets was $134,000 and $135,000 for the period from June 21, 2007 through December 31, 2007 (Successor) and for the period from January 1, 2007 through June 20, 2007 (Predecessor), respectively.

5. INTANGIBLE ASSETS

In conjunction with the acquisition, the Company has recorded intangible assets representing lists and relationships with FAs and product sponsors. Total amortization expense of intangible assets was $1.36 million for the period from June 21, 2007 through December 31, 2007 (Successor).

Amortization expense for each of the fiscal years ended December 2008 through 2012 and thereafter is estimated as follows (in thousands):

2008	$ 2,570
2009	2,570
2010	2,570
2011	2,570
2012	2,570
Thereafter	37,194
Total	$ 50,044

6. TRADEMARK AND TRADE NAME

The Company is highly dependent on the revenues generated from its good standing relationships with its FAs and product sponsors. In connection with the acquisition, the Company was assigned value to the trademark and trade name, which were determined to have finite lives. For the period from June 21, 2007 through December 31, 2007 (Successor), total amortization expense of trademark and trade name was $179,000.

Amortization expense for each of the fiscal years ended December 2008 through 2012 is estimated as follows (in thousands):

2008	$ 340
2009	340
2010	340
2011	340
2012	161
Total	$ 1,521

7. INCOME TAXES

The Company's provision (benefit) for income taxes for the period from June 21, 2007 through December 31, 2007 (Successor) and for the period from January 1, 2007 through June 20, 2007 (Predecessor) is as follows (in thousands):

	June 21 through December 31 (Successor)	January 1 through June 20 (Predecessor)
Current provision:		
Federal	$ 589	$ 1,400
State	107	699
Total current provision	696	2,099
Deferred benefit:		
Federal		(232)
State		(38)
Total deferred benefit		(270)
Provision for income taxes	$ 696	$ 1,829

For tax purposes, LPLH and LPLIH treated the June 20, 2007 acquisition of PSG and its wholly owned subsidiaries as an asset purchase. The Company's predecessor deferred tax positions were reversed as a result of this 338(h)(10) election.

The Company's effective income tax rate differs from the federal corporate tax rate of 35%, primarily as a result of state taxes, settlement contingencies, and nondeductible expenses for tax purposes. Deferred income taxes (Predecessor) reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Under the terms of the new income tax sharing agreement (discussed in Note 2), all income taxes will be settled with LPLH in the period in which they have been recognized.

At January 1, 2007, the Company adopted FIN 48 and had approximately $2.09 million of total gross unrecognized tax benefits.

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

	Successor	Predecessor
Balance at January 1, 2007 (Predecessor)	$ -	$ 2,091
Increases related to current period tax positions		436
Decreases related to current period tax positions		
Balance at June 20, 2007 (acquisition date)		2,527
Increases related to current period tax positions	78	
Decreases related to current period tax positions		(481)
Balance at December 31, 2007 (Successor)	$ 78	$ 2,046

At June 20, 2007, gross unrecognized tax benefits (Predecessor) were $2.53 million. Certain tax statutes have expired since the date of acquisition, resulting in a $481,000 release of gross unrecognized tax benefits (Predecessor). At December 31, 2007, the Company has gross unrecognized tax benefits (Predecessor) of $2.05 million, net of any related tax benefit, which is included in accounts payable and accrued liabilities in the accompanying consolidated statement of financial condition.

In accordance with the terms of the purchase and sale agreement, the seller has indemnified the Company of any tax contingencies that existed at or prior to the date of acquisition. At December 31, 2007, the Company has recorded a receivable from seller in the amount of $2.05 million, which is included in other assets in the accompanying consolidated statement of financial condition.

Gross unrecognized tax benefits (Successor) of $78,000 has been included in due to affiliate, net of any related tax benefit, in the accompanying consolidated statement of financial condition. Prospectively, the Company will record gross unrecognized tax adjustments through its income tax provision and settle such liabilities with LPLH for cash. As a result, any subsequent adjustments to the unrecognized tax benefits will have no effect on the Company's annual effective tax rate.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the consolidated statement of financial condition. At January 1, 2007, the Company had $150,000 accrued for interest and $152,000 accrued for penalties. At December 31, 2007, the liability for unrecognized tax benefits included accrued interest of $162,000 and penalties of $261,000. Tax expense for the year ended December 31, 2007 includes interest expense of $0 and penalties of $16,000. The tax years of 2004-2007 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the income tax sharing agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

8. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain office space and equipment at its headquarters locations under various non-cancelable operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum calendar-year payments for operating lease commitments with remaining terms greater than one year as of December 31, 2007, are as follows (in thousands):

Years Ending December 31	
2008	$ 815
2009	888
2010	893
2011	835
2012	780
Thereafter	4,471
Total	$ 8,682

Total rental expense for all operating leases was approximately $633,000 and $1,027,000 for the period from June 21, 2007 through December 31, 2007 (Successor) and for the period from January 1, 2007 through June 20, 2007 (Predecessor), respectively.

Guarantees — The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation — The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the consolidated financial condition of the Company or its results of operations.

The Company recognizes a liability for legal indemnification and defense costs when it believes it is probable a liability has occurred and the amount can be reasonably estimated. Under the provisions of the purchase and sale agreement, the seller has indemnified the Company of any legal matters that existed at or prior to the date of acquisition. The Company will record indemnifications received at the time such amounts are acknowledged by the seller. At December 31, 2007, the Company recorded an indemnification receivable of $2,575,000 included in other assets in the accompanying consolidated statement of financial condition.

In November 2005, MSC received a "Wells" notice from FINRA's Department of Enforcement. FINRA alleges that MSC had failed to maintain adequate supervisory procedures regarding certain variable annuity transactions, and failed to maintain accurate books and records related thereto. On July 23, 2007, the staff filed a complaint against MSC and certain of its employees in connection with this matter. The Company intends to continue defending itself in this matter.

9. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "plan") sponsored by LPL Financial Corporation, an affiliate and wholly owned subsidiary of LPLH. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the plan or 10% of the employee's total compensation. The Company's total cost under the plan was $160,000 for the period from June 21, 2007 through December 31, 2007 (Successor), which is included in compensation and benefits on the accompanying consolidated statement of income.

Prior to June 20, 2007, the Company participated in the Retirement Incentive Savings Plan ("RISP") provided by Pacific Life, which substantially covered all employees after three months of service. The Company matched 75% of employee contributions, up to a maximum of 6% of eligible employee compensation up to the Internal Revenue Service maximum allowable amount. For the period from January 1, 2007 through June 20, 2007 (Predecessor), the Company's contribution to the Pension Plan was $510,000, which is included in compensation and benefits on the accompanying consolidated statement of income.

The Company's employees were eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. On January 1, 2005, the contribution credits for employees with less than 10 years of service ceased and were replaced by contribution credits into the RISP. On January 1, 2007, the contribution credits for all other employees ceased and were also replaced by contribution credits into the RISP. For the period from January 1, 2007 through June 20, 2007 (Predecessor), the Company's contribution to the Pension Plan was approximately $138,000, which is included in compensation and benefits on the accompanying consolidated statement of income.

Certain officers of the Company were eligible to participate in a deferred compensation plan provided by the Company. This plan permitted certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, was the interest on the deferred compensation. This plan ceased on June 20, 2007. Deferred compensation in the amount of approximately $645,000 has been recorded for this plan as of December 31, 2007, and is included in accounts payable and accrued liabilities in the accompanying consolidated statement of financial condition.

10. RELATED-PARTY TRANSACTIONS

The Company's FAs sell life insurance, annuities, and mutual fund products that are sponsored by Pacific Life Insurance Company, a common stockholder of LPLIH. For the period from June 21, 2007 through December 31, 2007 (Successor), commission revenue and related commission expense related to these products was $10.06 million and $8.37 million, respectively. For the period from January 1, 2007 through June 20, 2007 (Predecessor), such commission revenue and related commission expense was $10.95 million and $9.01 million, respectively.

The Company reimburses LPLH for payroll, 401(k) employer matching contributions and employee benefits. At December 31, 2007, the Company owed $2.80 million to LPLH, which is included in due to affiliate in the accompanying consolidated statement of financial condition.

The Company provides Associated Securities Corp, an affiliate and wholly owned subsidiary of IASG (formerly PSG), with certain back-office services for its advisor platform. Charges for such services for the period from June 21, 2007 through December 31, 2007 (Successor) and for the period from January 1, 2007 through June 20, 2007 (Predecessor) were $103,000 and $92,000, respectively, which have been presented as other revenue in the accompanying consolidated statements of income.

On August 17, 2007, the Company signed a three-year promissory note ("Note") with an employee in the amount of $200,000. The Note requires repayment in full, plus accrued interest on August 17, 2010. The Note bears interest at the minimum Federal rate per annum as published by the Internal Revenue Service. If an event of default, as defined within the Note, has not occurred, beginning August 17, 2008, the Company will forgive principal plus interest on the anniversary of the issue date of this Note through August 17, 2010 in accordance with the following schedule: 30-percent at August 17, 2008, 30-percent at August 17, 2008, and 40-percent at August 17, 2010.

In conjunction with the sale of PSG to LPLH and LPLIH, Pacific Life has committed to provide retention plan distributions to employees and FA's of IASG's (Formerly PSG) broker-dealer subsidiaries that remain with the Company through March 31, 2008. Estimates for the monthly benefits received by the Company are recorded as commission and compensation expense in the accompanying consolidated statement of income. Benefits received under the plans totaled $5.38 million for the period from June 21, 2007 through December 31, 2007 (Successor).

11. NET CAPITAL/REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2007, the Company had a consolidated net capital of $6.22 million, which was $4.69 million in excess of its minimum required net capital.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) of the Securities Exchange Act of 1934 as a broker-dealer that carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds, or owe money or securities to, customers and effectuates all financial transactions through one or more bank accounts maintained exclusively for this purpose. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker-dealers. However, as of December 31, 2007, the Company had segregated cash of $50,000 in a special reserve bank account for the exclusive benefit of customers.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a security broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

* * * * * *

MUTUAL SERVICE CORPORATION AND SUBSIDIARY

(An Indirect Wholly Owned Subsidiary of LPL Investment Holdings Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007 (Dollars in thousands)

STOCKHOLDER'S EQUITY	$ 75,341
DEDUCT NONALLOWABLE ASSETS:	
Receivable from others — net	688
Fixed assets — net	671
Goodwill	6,976
Intangibles assets and trademark and tradename — net	51,565
Prepaid expenses and other assets	8,686
Total nonallowable assets	68,586
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	6,755
DEDUCT — Haircuts on money market funds	(532)
NET CAPITAL	6,223
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Accrued commissions and advisory fees payable	6,380
Accounts payable and accrued liabilities	11,330
Due to affiliate — net	3,286
Unearned revenue	1,982
TOTAL AGGREGATE INDEBTEDNESS	22,978
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	1,532
Net capital in excess of requirement	4,691
NET CAPITAL	$ 6,223
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.69
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA FROM X-17a-5 AS OF DECEMBER 31, 2007):	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report filed on January 25, 2008	$ 6,179
Adjustment to stockholder's equity (purchase accounting)	(47)
Goodwill	468
Other assets	(377)
NET CAPITAL PER ABOVE	$ 6,223

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

March 17, 2008

To the Board of Directors and Stockholder of
Mutual Service Corporation:

In planning and performing our audit of the consolidated financial statements of Mutual Service Corporation and subsidiary (the "Company") as of December 31, 2007 and for the period from June 21, 2007 through December 31, 2007 (successor) and for the period from January 1, 2007 through June 20, 2007 (predecessor) (on which we issued our report dated March 17, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END